SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 16, 2007

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not for release, publication or distribution to any Italian Person or in, or into Italy

NOTICE RELATING TO SOLICITATION OF CONSENTS TO PROPOSED AMENDMENTS RELATING
TO

EUR 217,500,000 7.75% Senior Subordinated Notes due 2015

and

USD 200,000,000 7.75% Senior Subordinated Notes due 2015

of

Smurfit Kappa Funding Plc

October 12, 2007 – Smurfit Kappa Funding plc, formerly known as JSG Funding plc (“the “Company”), today announced that it has launched a consent solicitation relating to its outstanding 7.75% euro-denominated Senior Subordinated Notes due 2015 (the “EUR Notes”) and its 7.75% U.S. dollar-denominated Senior Subordinated Notes due 2015 (the “USD Notes”, and together with the EUR Notes the “Notes”).

The Company is soliciting consents from holders of the Notes (the “Consent Solicitation”) to amendments to the indentures governing the Notes. The proposed amendments (the “Proposed Amendments”) would amend the reporting covenants in the indentures so that the Company is no longer required under the indentures to file periodic and other reports with the U.S. Securities Exchange Commission (the “SEC”). Instead, the Company’s ultimate parent company, Smurfit Kappa Group plc (“SKG”), would be required to provide the Trustee and holders with annual, semi-annual and quarterly financial information in the manner described in the Statement (as defined below). In addition, the proposed amendments would change the definition of “GAAP” in the indentures such that all required financial information will be prepared, and all financial ratios and other computations will be calculated, in accordance with IFRS (together, the “Proposed Amendments”).

In March 2007, SKG completed an Initial Public Offering of its shares and a listing of its shares on both the Irish and London stock exchanges. As a result, SKG must comply with ongoing reporting obligations in the listing rules of the Irish and London stock exchanges as well as other applicable regulations and governance standards, in addition to its obligations under the indentures governing the Notes to file periodic and other reports with the SEC.

The Proposed Amendments are intended to present clear and consistent financial information to SKG’s public investors, both bondholders and shareholders, by removing any inconsistencies arising from the use of different reporting formats.

The Consent Solicitation commenced today and will expire at 11 a.m., New York time, 4 p.m. London time on October 26, 2007 unless extended by the Company by press release and notice to the Tabulation Agents (as set forth below) in the manner provided in the Consent Solicitation Statement dated as of October 12, 2007 (the “Statement”) (such time and date as the same may be extended, the “Expiration Date”).

The Company will pay a consent fee to holders of the Notes who deliver valid consents that are received and not revoked, at or prior to the Expiration Date, subject to the terms and conditions of the Consent Solicitation. The consent fee will be equal to EUR 10 for each EUR 1,000 principal amount of EUR Notes and USD 10 for each USD 1,000 principal amount of USD Notes.

The adoption of the Proposed Amendments and the payment of the consent fee are conditional upon, among other things, (i) the requisite consents with respect to each series of Notes having been received by the respective Tabulation Agents and (ii) there being no laws or regulations that would, and the absence of any injunction or action that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments, or that would question the legality or validity thereof.

The Consent Solicitation is being made solely pursuant to the Statement, which more fully sets forth and governs the terms and conditions of the Consent Solicitation as well as additional information about the terms of the Consent Solicitation, including how to deliver consents. The Statement contains important information that should be read carefully before any decision is made with respect to the Consent Solicitation.

Deutsche Bank is acting as sole Solicitation Agent in this Offer.

Further details on the Consent Solicitation and a copy of the Statement can be obtained from:

Solicitation Agent:

Deutsche Bank AG, London Branch

Liability Management Group

Tel: +44 (0)20 7545 8011

Email: liability.management@db.com

EUR Tabulation Agent:

Deutsche Bank AG, London Branch

TSS – Restructuring Services Group

Tel: +44 (0)20 7547 5000

Email: xchange.offer@db.com

USD Tabulation Agent:

D.F King & Co., Inc

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers call: +1 212 269-5550 (collect)

All others call toll free: +1 800 859-8511

Nothing on this notice or the Statement constitutes an offer of securities for sale in the United States, Italy or any other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2007	SMURFIT KAPPA FUNDING PLC

	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer